

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2014

Via E-mail
Calvin A. Wallen, III
President and Chief Executive Officer
Cubic Energy, Inc.
9870 Plano Road
Dallas, Texas 75238

> **Re:    Cubic Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 17, 2014**
> **File No. 333-193298**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended December 31, 2013**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2013**
> **Filed March 17, 2014**
> **File No. 1-34144**

Dear Mr. Wallen:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.    We note your reference on page 3 and elsewhere to the opinion from Blackbriar Advisors, LLC, which concluded that the terms of the Tauren Agreement were fair, from a financial perspective.  As you have summarized portions of such entity's opinion in your filing, you must comply with Securities Act Rule 436 and Item 601(b)(23) of Regulation S-K.  Please file a written consent from Blackbriar Advisors, LLC.

Risk Factors, page 4

2.      Please expand the disclosure on page 7 relating to your capital requirements for
        undeveloped properties to address the impact that your VVP may have on your cash flow
        and your ability to fund the development of these reserves.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 36

Summary Operating, Reserve and Other Data

3.      Please expand your disclosure relating to the production volumes presented on pages 38
        and 39 to quantify the net volumes delivered to, or sold on behalf of, a third party under
        the terms of your VPP.

Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2013

Business, page 1

Oil and Gas Reserves, page 9

4.      We note in response to our prior comment 9 in the letter dated February 7, 2014 that the
        revised disclosure provided on page 9 appears to be an aggregation of the changes
        attributable to two or more separate causes; therefore, we re-issue our prior comment 9.
        Revise your disclosure to separately describe, on a disaggregated basis, each of the
        causes of material changes in your proved undeveloped reserves.  In this regard, please
        refer to the disclosure found elsewhere on pages F-29 and F-30 of the net changes in
        reserves relating to such separate causes as revisions of previous estimates and
        extensions/discoveries accompanied by the explanations for such changes provided on
        page F-31 as an example.  Furthermore, please include the changes, if any, relating to the
        net quantities of reserves converted during the year from proved undeveloped to proved
        developed to comply with the disclosure requirements in Item 1203(b) of Regulation S-
        K.

5.      We also note your revised disclosure provided on page 9 relating to the investments and
        progress made during the year to convert proved undeveloped reserves; however, we re-
        issue our prior comment 9 addressing this disclosure.  Please expand your disclosure to
        include the dollar amounts incurred to convert proved undeveloped reserves to proved
        developed during the year.  Also please reconcile the disclosure on page 9 that "there was
        no new drilling activity during this fiscal year" with your disclosure on page 7 that Indigo
        Mineral drilled and completed three wells in which the Company has interests and the
        disclosure of the drilling results which included three gross productive development wells
        for the period ending June 30, 2013 on page 11.

6.    We are unable to identify the revisions made in response to our prior comment 10.  As such, we are re-issuing our prior comment.  Please expand your disclosure to explain your development plans sufficiently to understand how you have complied with Rule 4-10(a)(31)(ii) of Regulation S-X in quantifying your reserves.  You should also disclose the information required by Item 1203(d) of Regulation S-K, regarding the extent to which any of your proved undeveloped reserves will not be developed within five years of your initial disclosure of these reserves, including the reasons for any exceptions you believe are accommodated under the aforementioned guidance.

Productive Wells and Acreage, page 12

Acreage, page 12

7.    We note your revised disclosure on page 12 in response to our prior comment 12 states "the only undeveloped leasehold acreage is made up of alternate unit well sites that are part of our future drilling plan and currently have at least one well drilled and completed, so all of our acreage is held-by production."   We re-issue our prior comment and refer you to the guidance contained in Item 1208(c)(4) of Regulation S-K which states "do not confuse undeveloped acreage with undrilled acreage held by production under the terms of the lease."  Please revise the disclosure of your undeveloped acreage to conform to the requirements in Item 1208(b) of Regulation S-K.

Financial Statements

Note J-Oil and Gas Reserves Information (Unaudited), page F-28

8.    We acknowledge your revised disclosure in response to our prior comment 13; however, we re-issue our prior comment as the revised disclosure provide on pages F-29 and F-30 does not fully comply with the disclosure requirements set forth in FASB ASC paragraph 932-235-50-5.  In this regard, we note that you have not disclosed changes in reserves in total for all product types.  Please refer to the presentation format in the example provided in FASB ASC paragraph 932-235-55-2 and revise your disclosure accordingly.

Amendment No. 1 to Form 10-Q for Quarterly Period Ended December 31, 2013

Note B – Acquisition of Properties, page 5

9.    We note your disclosure regarding a bargain purchase gain recorded in connection with the acquisition of properties from Tauren Exploration, Inc.  Supplementally, explain to us how you have considered the accounting requirements in FASB ASC paragraph 805-30-25-4 and the disclosure requirements in FASB ASC paragraph 805-30-50-1.f.2.

Note D – Derivative Instruments and Hedging Activity, page 15

10.    Describe for us the material terms of all the agreements related to VPP transaction, including the hedging agreements the third party entered into with Cubic Asset and Cubic Louisiana.  Additionally, explain the rights and obligations of each party under the agreements. Address, in reasonable detail, each of the following items:

- Indicate the scheduled annual delivery obligations for oil and gas volumes;

- Explain how the pricing mechanism for oil operates.  Address circumstances where prices are below $80 per barrel, between $80 and $90 per barrel, and above $90 per barrel;

- Explain how the pricing mechanism for gas operates.  Address the significance of the stated prices for gas 2013 and 2014;

- Explain whether and, if so, how, the pricing mechanisms can impact the scheduled annual delivery obligations for oil and gas volumes;

- Explain the basis for the disclosure indicating that the third party assumed all risks related to the adequacy of the associated reserves to fully recoup the scheduled volumes and all risks associated with product price decreases;

- Explain the basis for the disclosure indicating that you are subject to all risks associated with product price increases above the specified call prices; and,

- Explain how delivery, or sale on behalf of the third party, occurs. For sales on behalf of the third party, explain how the price received by the third party is determined.

As part of your response, include reference to the specific authoritative literature that supports your conclusion that this transaction should be accounted for as a VPP, with proceeds reported as deferred revenue.

Amendment No. 2 to Form 8-K Filed March 17, 2014

Exhibit 99.3

Note 4 – Supplemental Financial Information for Natural Gas and Oil Producing Activities (Unaudited)

11.    We reissue our prior comment 16 as you have not presented as of the date of the audited financial information (e.g. December 31, 2012), reserve quantity information and the standardized measure of future net cash flows for the properties acquired.  You may

continue to also present this information as of June 30, 2013; however, as previously requested, please include a table that rolls-forward the December 31, 2012 information.

12.     We note you have not filed the third party engineer reserve report for the properties acquired from Gastar as you did not actually obtain it and the report included properties that were not part of the acquisition. Rather than stating the reserve estimates for the properties acquired from Gastar were prepared by a third party engineering firm, please clarify you prepared the estimates using data previously prepared by the third party.

Exhibit 99.4

13.     We note numerous adjustments have been netted to arrive at the pro forma cash and cash equivalents account balance as of September 30, 2013.  Within the notes to the pro forma financial information, please include a table that details each of these adjustment amounts.

14.     We note in response to our prior comment 22 you now present tables showing the purchase price allocation for each acquisition.  However, the total purchase price amounts do not correspond to the acquisition prices disclosed in your narrative descriptions for these transactions.  For example, you disclose the acquisition price paid to Gastar was $39,118,830; however, the purchase price per your allocation table was $43,837,050. Please reconcile these differences in the purchase price allocation tables.

15.     In addition, as previously requested, please disclose how you determined the fair value of the net assets acquired for each of these acquisitions.

16.     In your response to prior comment 24 you state you have expanded your disclosure to include pro forma reserves and pro forma standardized measure of future net cash flows that reflect your recent acquisitions of producing assets with proved reserves.  We are unable to locate this information; therefore, we reissue this comment in its entirety.

17.     Please refer to your pro forma adjustment (d) and explain to us why the amortization of loan costs amount for the year ended June 30, 2013 is greater than the pro forma deferred loan costs asset balance as of September 30, 2013.

18.     Refer to your pro forma adjustment (p).  To the extent the actual interest rate can vary, please expand your disclosure to specify the interest rate assumed and the effect on income that a 1/8 percent variance would have.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director